
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

  ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: KaZoom Kids Books, Inc.

Legal status of issuer:

  Form: Corporation

  Jurisdiction of Incorporation/Organization: Illinois

  Date of organization: 8/16/2016

Physical address of issuer: 4850 S. Lake Park Ave. Unit 1801 Chicago, IL 60615

Website of issuer: **kazoomkidsbooks.com**

Name of intermediary through which the offering will be conducted: TRUCROWD

CIK number of intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The company will pay the intermediary 10% from the money raised via 3rd party marketing efforts and 7% for the everything else, we assume an average of 8.5%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Common Stock – Non Voting

Target number of securities to be offered: 5,156

Price (or method for determining price): $11.66/share (equidam.com)

Target offering amount: $60,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,000,000

Deadline to reach the target offering amount: 02/28/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *1*

Total Assets:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

KaZoom Kids Books, Inc.
(Issuer)

By Donna Beasley, CEO

X *Donna Beasley*
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X *Donna Beasley*
(Signature)

Donna Beasley, CEO
(Title)

9/28/2016
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.


KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

THE COMPANY

1. Name of issuer: KaZoom Kids Books, Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

    Name: Donna Beasley   Dates of Board Service: 8/16/16 to present

    Principal Occupation: President & Publisher
    Employer: KaZoom Kids Books   Dates of Service: 8/16/16 to present
    Employer's principal business: Publishing

    List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: President and Secretary   Dates of Service:



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	85,763	$1,000,000	$915,000

Position: _____   Dates of Service: _____
Position: _____   Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: KaZoom Digital Publishing
Employer's principal business: Digital Publisher
Title: Publisher   Dates of Service: May, 2013 – July,2016
Responsibilities: Publishing digital magazines and books

Employer: Marketing Consultant to Genesis Pod
Employer's principal business: Advertising Agency
Title: Client Service Manager   Dates of Service: June, 2013 – July,2016
Responsibilities: Day-to-Day management of corporate client and Agency resources.

Name: Freida Curry   Dates of Board Service: 8/16/16 to present

Principal Occupation: Managing Director, Established Business Services
Employer: Women's Business Development Center   Dates of Service: 11/01/09 to present
Employer's principal business: Small business development

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Co-President and Secretary   Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Women's Business Development Center
Employer's principal business: Small Business Development
Title: Managing Director, Business Services   Dates of Service: Nov, 2009 – to present
Responsibilities: Responsible for the management and oversight of all programmatic duties directly related to the Established Business Services Program, WBENC Certification Services for women-owned business, WBDC Minnesota, and WBDC Aurora. Manage staff of 7.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Donna Beasley   Dates of Board Service: 8/16/16 to present

[10/24/2016]
FP:  truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*



OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

Principal Occupation: President & Publisher
Employer: KaZoom Kids Books   Dates of Service: 8/16/16 to present
Employer's principal business: Publishing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President and Secretary   Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: KaZoom Digital Publishing
Employer's principal business: Digital Publisher
Title: Publisher   Dates of Service: May, 2013 – July,2016
Responsibilities: Publishing digital magazines and books

Employer: Marketing Consultant to Genesis Pod
Employer's principal business: Advertising Agency
Title: Client Service Manager   Dates of Service: June, 2013 – July,2016
Responsibilities: Day-to-Day management of corporate client and Agency resources.

Name: Freida Curry   Dates of Board Service: 8/16/16 to present

Principal Occupation: Managing Director, Established Business Services
Employer: Women's Business Development Center   Dates of Service: 11/01/09 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Women's Business Development Center
Employer's principal business: Small Business Development
Title: Managing Director, Business Services   Dates of Service: Nov, 2009 – to present
Responsibilities: Responsible for the management and oversight of all programmatic duties directly related to the Established Business Services Program, WBENC Certification Services for women-owned business, WBDC Minnesota, and WBDC Aurora. Manage staff of 7.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.



KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Donna Beasley	Class A 175,000	50%
Freida Curry	Class A 175,000	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

KaZoom Digital Publishing, Inc. is a multicultural, interactive children's book publishing company. Our mission is to bring greater diversity to children's literature.

The Problem: If you are an African-American or Hispanic mother of young children you can seldom find children's book that reflect your life, family and community. There is a void in the publishing industry for multicultural children's books. It is a startling fact that 92% of children's literature does not include children of color. Of the 3,500 children's books published in 2014, only 179 were about Black people and only 66 about Hispanics.* Yet, 40% of public school students are children of color and our country is growing more culturally diverse each year. Many of the books for Black children available on Amazon today, were published 8 to 20 years ago.

Our Solution: Our flagship product is the KaZoom Kids iStoryBooks, a digital interactive library, where we will publish multicultural children's books and story-book type videos for ages 3 to 8. Our books will engage a child with sight, sound, music, touch and Interactive technology. The KaZoom Kids iStoryBooks launchs July/2016.

The goal is to create a franchise of books that are evergreen, meaning they sell year after year as children become old enough to read. We'll publish wonderful stories children will love, with characters they admire, and that will be accompanied with beautiful works of art, read-along audio and interactive action. They will also be available to educators and schools.

Our Target Market: Our primary target market is Black and Hispanic mothers, ages 25 to 49 with children ages 3 to 8, and that have some college and with incomes of $35k and up. They also own a computer, Smartphone or tablet. There are 9,241,000 Black and Hispanic families with children ages 3 to 11 in the United States, according to the Census.

Our Revenue Model: Our revenue is both subscription and individual retail sales. Our subscription rate to the KaZoom Kids iStoryStation is an affordable annual rate of $49 for families and $1295 for schools and institutions. We have a goal of getting 12,000 multicultural families subscribed by the end 2017 and 20,000 by the end of year 2018. We also want to subscribe 200 institutions in year one and 400 by end of year 2. This



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

would generate revenue of $847,000 in 2017. <u>Retail:</u> We will also sale individual titles with prices ranging from $1.99 to $14.95.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) **KaZoom Kids Books is a brand-new company.** We were formed in 2016, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

(2) **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies. The company's revenue projections are based on anticipated earnings and not a past track record

(3) **This is a speculative investment** and these ventures often fail.

(4) **Crowdfunding for early stage companies is relatively new.** Investors may be slow to adopt crowdfunding as a viable investment opportunity. As a result, a risk exists that we may acquire funding at a slower pace than we anticipate.

(5) **We compete with other companies.** A number of competitors exist that provide interactive books. Currently, no identified competitors exist that provide a platform for interactive multicultural book apps. As the multicultural book market grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

(6) **Our success is dependent on our key personnel.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management

[10/24/2016]
FP:  truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

(7) **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

(8) **Our efficiency may be limited while our current employees and future employees are being integrated into our operations.** In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

(9) **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

(10) **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

(11) **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to: (a) fully develop and broaden our technology and product offerings; (b) acquire customers, (c) explore opportunities and alliances with other companies; and (d) facilitate business arrangements.

(12) **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in

[10/24/2016]

FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

(13) **Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

(14) **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

(15) **Business may not grow as planned.** The Company's ability to penetrate and expand markets for its products is dependent on its ability to build a strong online subscription base of target customers and maintain successful relationships with strategic partners, distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

(16) **You can lose 100% of your investment.** Many small business startups like the Company fail. KaZoom Kids Books is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

(17) **Technology risks.** The Company produces interactive book apps, and maintains a digital library of these books, and provides customized reader apps to its customers. There can be unforeseen changes in the primary product's hardware, software, or its manufacturer's business practices that could hinder compatibility with our platform or render it obsolete.

(18) **The general adoption of new technology cannot be assured.** The Company's product is new technology and will be subject to social, economic, and technological adoption at the both consumer and school/institution level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

(19) **We are a technology company and subject to security and other risks.** Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the

[10/24/2016]

FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

(20) **If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.** As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary Apps, processes, books, games, and products relating to interactive digital publishing. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

(21) **We also may license technology from third parties** and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:● be expensive and time-consuming to defend; ● cause us to cease making, licensing or using technology that incorporate the challenged intellectual property; ● require us to redesign our products, if feasible; ● divert management's attention and resources; and ● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies. If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects or fail.

(22) **Shares are not guaranteed and could become worthless.** The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

(23) **The Offering price is arbitrary.** The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

(24) There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business. Currently, there is no public or other trading market for the Shares, and there can be no assurance that KaZoom Kids Books will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(25) **You will be limited to sell** your investment for the first year.

(26) **The shares are unlikely to be able to be pledged as collateral.** The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The


KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

THE OFFERING

9.   What is the purpose of this offering?

To raise funds for Technology customization of the digital rights management system and reader apps; production and marketing.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$60,000	$1,000,000
Less: Offering Expenses (FP Fees)	$5,100	$85,000
Net Proceeds	$54,900	$915,000
Use of Net Proceeds	$54,900	$915,000
(1) Technology Customization	26,900	60,000
(2) Product Development	13,000	42,000
(3) Marketing	15,000	
(4) Creative Director		$65,000
(5) Sales/Marketing Manager		$60,000
(6) Technology Manager		$75,000
(7) Admin Assistant		$40,000
(8) Event Manager		$45,000
(9) Email Marketing		$40,000
(10) SEM/SEO/PPC		$135,000
(11) Event Marketing		$75,000
(12) Trade Show/Conferences		$50,000
(13) Product Development		$175,000
(14) Insurance		$25,000
(15) Legal & Accounting		$13,000
(16). Additional Reserves		$15,000
Total Use of Net Proceeds	$54,900	$915,000



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $60,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The Company is seeking capital commitments of $60,000 accepting over-subscription up to $1,000,000. The securities being offered hereby consists of Non-Voting Common Stock of the Company, valued at $11.66 per Share.

14.   Do the securities offered have voting rights?   □ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☑ Yes □ No

Explain: The shares offered are non-voting.

[10/24/2016]

FP:

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

16.   How may the terms of the securities being offered be modified?

        None.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

[10/24/2016]

FP: ⬦ truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
Class A	350,000	350,000	☑ Yes ☐ No	☐ Yes ☑ No Specify:
Class B	350,000	0	☐ Yes ☑ No	☐ Yes ☑ No Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

N/A The securities offered have no voting rights.

19.   Are there any differences not reflected above between the securities being offered and each other

class of security of the issuer? ☑ Yes ☐ No Explain:

The Company has authorized two classes Common Stock: a) Common Stock A, (voting) consisting of 350,000 shares and b) Common Stock B, (non-voting) consisting of 350,000 shares.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Each of the shareholders identified at #6 have issued only Class A Common Stock.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.



[10/24/2016]
FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: ***02/28/2017***

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION
The 5 Methods Used
$ 1,000,444
$ 805,000
$ 4,474,929
$ 18,749,832
$ 15,227,527
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples



These methods are combined in a weighted average that applies the weights (see above image) per the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods
33%
34%
11%
11%
11%
Valuation weights
The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$4,800,000.** Management of the company decided to offer a 15% discount, therefore the final discounted valuation is **$4,080,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

[10/24/2016]
FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, you probably won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that you think is bad and puts your interest in the company at risk. You may see the majority owner running the company into the ground. You can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have their interest bought out. If/when the investor may want to cash out their interest and do other things with the money. State law may give the investor the right to force the company to buy them out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including?

☐   Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐   Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐   A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐   Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to

[10/24/2016]

FP:  truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None

25.   What other exempt offerings has the issuer conducted within the past three years?

No other exempt offerings conducted in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No - to all four situations.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   □ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.



Open until: **02/28/2017**

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ADAMS & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

MEMBER OF: THE ILLINOIS CPA SOCIETY

Independent Accountant's Review Report

To the Board of Directors
KAZOOM KIDS BOOKS, INC.
Chicago, Illinois

We have reviewed the accompanying balance sheet of **KAZOOM KIDS BOOKS, INC.** as of September 26, 2016, and the related statements of comprehensive income, changes in shareholders' equity, and cash flows for the one month period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of KaZoom Kids Books, Inc.

A review consists principally, of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit, in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

JOHN E. ADAMS, CPA
Chicago, Illinois

September 26, 2016

[10/24/2016]
FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

KAZOOM KIDS BOOKS, INC.

BALANCE SHEET

September 26, 2016

ASSETS		Amount
Current Assets		
Cash and Cash Equivalents	$	326
Total Current Assets		326
Property and Equipment		
Total Property and Equipment		-
TOTAL ASSETS	$	326
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	200
Total Current Liabilities		200
Total Liabilities		200
Stockholders' Equity		
Common Stock, 350,000 Shares Class A Common Issued		1
Paid in Capital		1,500
Retained Earnings		(1,375)
Total Stockholders' Equity		126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	326



[10/24/2016]
FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: ***02/28/2017***

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

KAZOOM KIDS BOOKS, INC.

STATEMENT OF CASH FLOWS

For the One Month Period Ending September 26, 2016

		Amount
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(1,375)
Adjustments to reconcile Net Income (Loss) to net cash provided by operations:		
Increase in Accounts Payable		200
Net Cash (Used In) Operations		**(1,175)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided by (Used In) Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of Class A Common Stock		1
Paid In Capital		1,500
Net Cash Provided by Financing Activities		**1,501**
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	326
Cash, Beginning of the Period		-
CASH, END OF THE PERIOD	**$**	**326**
Supplemental Disclosures of Cash Flow Information	$	-

[10/24/2016]

FP:

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

KAZOOM KIDS BOOKS, INC.
Notes to the Financial Statements
For the One Month Period Ended September 26, 2016

Note 1 – Nature of Operations

KAZOOM KIDS BOOKS, INC. (the Company) was incorporated in the State of Illinois on August 26, 2016. The Company is a multicultural, interactive children's book publishing company. Its mission is to bring greater diversity to children's literature. The company plans to create interactive book apps for Black and Latino children and delivers them via a convenient platform app available for Android or IOS devices.

The flagship product will be a digital interactive library app, where we will publish multicultural children's books for ages 3 to 8. the books will engage a child with sight, sound, music, touch and Interactive technology.

The financial statements of Kazoom Kid Books, Inc. are for the one-month period ended September 26, 2016. These general purpose financial statements have been prepared in accordance with U. S. generally accepted accounting principles (GAAP).

The Company intends to raise capital utilizing an equity crowdfunding model, which allows small businesses to raise capital by offering equity to an investor without registering with the SEC. The board approved the use of TruCrowd as the equity crowdfunding platform.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies the Company follows are described below to enhance the usefulness of the financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity.

Basis of Accounting

The Company uses the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis, recognition of revenue and related assets are recognized when earned, and expenses are recorded when the obligation is incurred or the asset is consumed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the comparative statements of cash flows, the Company considers highly liquid investments purchased with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable

Accounts Receivable are recorded when sales and/or services are completed. Receivables are due 30 days after issuance of the invoice. As of each financial statement date, all outstanding amounts are reviewed and any amounts that are uncollectible are written off based on individual credit evaluation and specific circumstances of the customer. Accordingly, management periodically records an amount equal to what is estimated to be uncollectible in the allowance for doubtful accounts and management determines the adequacy of the resulting allowance as of the balance sheet date.



[10/24/2016]
FP: truCrowd

Open until: **02/28/2017**

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

KAZOOM KIDS BOOKS, INC.
Notes to the Financial Statements
For the One Month Period Ended September 26, 2016

Note 2 – Summary of Significant Accounting Policies (Continued)

Inventory

Inventory consisting of textbooks and supplies are stated at the lower of cost (first in, first out method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimate useful lives of the assets, which range from 5 to 7 years. The Company's policy is to capitalize property and equipment with a cost more than $1,000; lesser amounts are charged to expense.

Income Tax Status

The Company has elected to be treated as a C Corporation for Federal (Internal Revenue Code) and Illinois tax purposes. As such, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. Current year taxable income varies from income before current year tax expense primarily due to the use of an accelerated depreciation method for tax reporting purposes Business tax credits are applied as a reduction to the provision for federal income taxes using the flow through method.

Fair Value of Financial Investments

FASB ASC 820, Fair Value Measurements and Disclosures, provides guidance on fair value and establishes a framework for determining and measuring fair value under GAAP and expands disclosures about fair value measurements. The effect of its adoption did not have a material impact on the Company's financial statements.

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include cash in the bank and money market accounts, which totaled $326 at September 26, 2016. The Company maintains a checking account at a local institution. This account is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 – Organizational Costs

The Company spent $175 on organizational costs and has elected to expense the full amount of said costs.

Note 5 – Shareholder's Equity

The Company has two classes of stock. In September 2016, the Company's Board of Directors authorized 350,000 shares of Class A 'Voting' Common Stock. All Class A 'Voting' shares were issued and are outstanding for $1. The Company also authorized 350,000 shares of Class B 'Non-Voting' Common Stock. At September 26, 2016, none of the Class B 'Non-Voting' Common Shares were issued. Also at September 26, 2016, the Company had $1,500 in Paid In Capital.

Note 6 – Subsequent Events

Management has evaluated subsequent events and determined the need for any adjustments to and/or disclosure within the unaudited but reviewed financial statements for the one-month period ended September 26, 2016. Management has performed their analysis and has not evaluated events occurring after September 26, 2016, the date the financial statements were issued.

[10/24/2016]

FP: truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

KaZOOm
Kids iStoryBooks

Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer?
         ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking?
         ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities?
         ☐ Yes ☑ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No



[10/24/2016]
FP: truCrowd

KaZoom Kids iStoryBooks

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900

Open until: ***02/28/2017***

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

[10/24/2016]

FP:  truCrowd

KaZoom Kids Books, Inc.
4850 S. Lake Park Ave. Unit 1801
Chicago, IL 60615
773-717-4900



Open until: 02/28/2017

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**5,146**	**$60,000**	**$54,900**
Maximum Amount	**85,763**	**$1,000,000**	**$915,000**

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: **April 25th of each year.**

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
kazoomkidsbooks.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:



Open until: *02/28/2017*

OFFERING STATEMENT

5,146 Class "B" Common Shares Non-Voting at $11.66 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,146	$60,000	$54,900
Maximum Amount	85,763	$1,000,000	$915,000

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days